June 17, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. John Reynolds and Mr. David Link

Re:	Asia Green Agriculture Corporation
Amendment No. 9 to Registration Statement on Form S-1
Filed May 25, 2011
File No. 333-169486
Amendment No. 9 to Form 8-K
Filed May 23, 2011
File No. 000-53343
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed May 23, 2011
File No. 000-53343

Ladies and Gentlemen:

On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, an amended Form 8-K and an amended Form 10-K. The amended registration statement, Form 8-K and Form 10-K have been marked to indicate changes from the previous Form S-1/A filed on May 25, 2011, Form 8-K/A filed on May 23, 2011 and Form 10-K/A filed May 23, 2011, respectively.

The Company has responded to the Staff’s comment letter dated June 10, 2011 either by revising the registration statement, Form 8-K and/or Form 10-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement, Form 8-K and/or Form 10-K.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the registration statement):

Amendment No. 9 to Registration Statement on Form S-1
Management’s Discussion and Analysis, page 48
Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 49
Selling and Administrative Expenses, page 50

1. Please revise your description of the factors leading to the $1.2 million increase in administrative expense to individually quantify the contribution of professional fees to third parties and the increase in salaries and travel expenses to the overall increase in administrative expense. Furthermore, clarify what professional fees you are discussing.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2011

In response to the Staff’s comment, the Company has revised the registration statement on page 50 and the quarterly report for the quarterly period ended March 31, 2011 on Form 10-Q on page 31 to add the requested disclosure.

Net Finance Costs, page 50

2. We note your reference to “government subsidies for interest expense set off” in the last sentence of this section. Please provide more detailed disclosure here, or elsewhere as appropriate, about these government subsidies. For example, discuss how such government subsidies may affect your operating results and liquidity in the future.

In response to the Staff’s comment, the Company has revised the registration statement on page 50 and the quarterly report for the quarterly period ended March 31, 2011 on Form 10-Q on page 31 to add the requested disclosure.

Cash Flows from Financing Activities, page 52

3. Please confirm that you discuss all material financing agreements in effect in this section. For example, we note that several loan and guarantee agreements filed as exhibits to the registration statement do not appear to have been discussed here.

The Company confirms that all material financing agreements in effect as of March 31, 2011 are discussed in this section. The Company respectfully advises the Staff that the discussion of the financing agreements, including both descriptions and tabular disclosure, on pages 52-58 of Amendment No. 9 covered contracts of the Company in effect as of March 31, 2011, as noted in the introductory paragraph to such discussion on page 53 of Amendment No. 9. By contrast, as required by Rule 601(b)(10)(i) of Regulation S-K, the exhibits to the Company’s registration statement include all contracts the Company has entered into within two years prior to the filing of the registration statement, including certain expired contracts.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 17, 2011

* * *

We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures

cc:	Mr. Zhan Youdai
Mr. Tsang Yin Chiu Stanley
Mr. Jamie Mercer
Mr. Alfred Chung